FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated August 19, 2009 regarding amendment of “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Information Systems”

2.	Press release dated August 19, 2009 regarding amendment of “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Software Engineering”

3.	Press release dated August 19, 2009 regarding amendment of “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Systems & Services”

4.	Press release dated August 19, 2009 regarding amendment of “Hitachi to Commence Tender Offer for the Shares etc. of its Subsidiary, Hitachi Plant Technologies”

5.	Press release dated August 19, 2009 regarding amendment of “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 21, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Amends “Hitachi to Commence Tender Offer for

the Shares of its Subsidiary, Hitachi Information Systems”

Tokyo, August 19, 2009—Hitachi, Ltd. (NYSE: HIT/TSE: 6501/ “Hitachi”) announced its intention to acquire the common stock of Hitachi Information Systems, Ltd. (TSE: 9741/ “Hitachi Information Systems”), by way of a tender offer (the “Tender Offer”) on July 28, 2009, in “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Information Systems.” In relation to this announcement, Hitachi today stated that it has amended certain contents of “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Information Systems,” as described below, due to the submission of the First Quarterly Report of the 51st term dated August 7, 2009, by Hitachi Information Systems, etc. For the outline of the Tender Offer, please refer to the Reference section at the end of this news release.

The amended parts are underlined. “Today” in the sentences before the amendments indicates July 28, 2009, whereas “today” in the sentences after the amendments indicates August 19, 2009.

1. Purpose of the Tender Offer

(3)	Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

1)	Acquisition of the valuation report on the equity value received from an independent third-party appraiser

(Before the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,900 represents a premium of 33.3% (rounded to the first decimal place) on the closing price of ¥2,175 of common stock of Hitachi Information Systems on the First Section of the Tokyo Stock Exchange on July 24, 2009*. It also represents a premium of 40.5% (rounded to the first decimal place) on the simple average of ¥2,064 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past month (from June 25 to July 24, 2009), a premium of 51.4% (rounded to the first decimal place) on the simple average of ¥1,915 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past three months (from April 27 to July 24, 2009), and a premium of 65.4% (rounded to the first decimal place) on the simple average of ¥1,753 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Information Systems rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(Omitted)

(After the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,900 represents a premium of 33.3% (rounded to the first decimal place) on the closing price of ¥2,175 of common stock of Hitachi Information Systems on the First Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 40.5% (rounded to the first decimal place) on the simple average of ¥2,064 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past month (from June 25 to July 24, 2009), a premium of 51.4% (rounded to the first decimal place) on the simple average of ¥1,915 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past three months (from April 27 to July 24, 2009), and a premium of 65.4% (rounded to the first decimal place) on the simple average of ¥1,753 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Information Systems rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Information Systems rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥2,900 represents a premium of 0.7% (rounded to the first decimal place) on the closing share price of ¥2,880 of common stock of Hitachi Information Systems on the First Section of the Tokyo Stock Exchange today. It also represents a premium of 6.3% (rounded to the first decimal place) on the simple average of ¥ 2,727 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past month (from July 21 to August 19, 2009), a premium of 30.7% (rounded to the first decimal place) on the simple average of ¥ 2,219 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past three months (from May 20 to August 19, 2009), and a premium of 50.3% (rounded to the first decimal place) on the simple average of ¥ 1,929 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from February 20 to August 19, 2009).

(Omitted)

2. Outline of the Tender Offer and Other Information

(4)	Basis of Calculation of the Tender Offer Price

1)	Basis of Calculation

(Before the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,900 represents a premium of 33.3% (rounded to the first decimal place) on the closing price of ¥2,175 of common stock of Hitachi Information Systems on the First Section of the Tokyo Stock Exchange on July 24, 2009*. It also represents a premium of 40.5% (rounded to the first decimal place) on the simple average of ¥2,064 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past month (from June 25 to July 24, 2009), a premium of 51.4% (rounded to the first decimal place) on the simple average of ¥1,915 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past three months (from April 27 to July 24, 2009), and a premium of 65.4% (rounded to the first decimal place) on the simple average of ¥1,753 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Information Systems rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(After the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,900 represents a premium of 33.3% (rounded to the first decimal place) on the closing price of ¥2,175 of common stock of Hitachi Information Systems on the First Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 40.5% (rounded to the first decimal place) on the simple average of ¥2,064 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past month (from June 25 to July 24, 2009), a premium of 51.4% (rounded to the first decimal place) on the simple average of ¥1,915 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past three months (from April 27 to July 24, 2009), and a premium of 65.4% (rounded to the first decimal place) on the simple average of ¥1,753 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Information Systems rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Information Systems rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥2,900 represents a premium of 0.7% (rounded to the first decimal place) on the closing share price of ¥2,880 of common stock of Hitachi Information Systems on the First Section of the Tokyo Stock Exchange today. It also represents a premium of 6.3% (rounded to the first decimal place) on the simple average of ¥2,727 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past month (from July 21 to August 19, 2009), a premium of 30.7% (rounded to the first decimal place) on the simple average of ¥2,219 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past three months (from May 20 to August 19, 2009), and a premium of 50.3% (rounded to the first decimal place) on the simple average of ¥1,929 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from February 20 to August 19, 2009).

(5)	Number of Shares to Be Purchased

(Before the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
20,905,832 shares	— shares	— shares

(Omitted)

4.	The maximum number of shares of Hitachi Information Systems to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Information Systems shares (20,905,832 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (22,315,000 shares) and the number of shares of treasury stock held by Hitachi Information Systems as of March 31, 2009 (523 shares), from the total number of issued shares of Hitachi Information Systems as of March 31, 2009 (43,221,355 shares), which are stated in the securities report of the 50th term filed by Hitachi Information Systems on June 25, 2009.

(After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
20,905,832 shares	— shares	— shares

(Omitted)

4.	The maximum number of shares of Hitachi Information Systems to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Information Systems shares (20,905,832 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (22,315,000 shares) and the number of shares of treasury stock held by Hitachi Information Systems as of June 30, 2009 (523 shares), from the total number of issued shares of Hitachi Information Systems as of June 30, 2009 (43,221,355 shares), which are stated in the First Quarterly Report of the 51st term filed by Hitachi Information Systems on August 7, 2009.

(6)	Changes in the Shareholdings due to the Tender Offer

(Before the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	223,150 units	(Shareholdings immediately before the Tender Offer: 51.63%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares to be purchased by the Tender Offer	209,058 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	432,172 units

(Omitted)

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Information Systems as of March 31, 2009, which is stated in the securities report of the 50th term filed by Hitachi Information Systems on June 25, 2009. Because all the shares issued by Hitachi Information Systems (exclusive of treasury stock held by Hitachi Information Systems) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (432,208 units) relating to the number of shares of Hitachi Information Systems (43,220,832 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Information Systems as of March 31, 2009 (523 shares) stated in said securities report from the total number of issued shares of Hitachi Information Systems as of March 31, 2009 (43,221,355 shares) stated in said securities report—as the denominator.

(Omitted)

(After the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	223,150 units	(Shareholdings immediately before the Tender Offer: 51.63%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares to be purchased by the Tender Offer	209,058 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	432,171 units

(Omitted)

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Information Systems as of June 30, 2009, which is stated in the First Quarterly Report of the 51st term filed by Hitachi Information Systems on August 7, 2009. Because all the shares issued by Hitachi Information Systems (exclusive of treasury stock held by Hitachi Information Systems) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (432,208 units) relating to the number of shares of Hitachi Information Systems (43,220,832 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Information Systems as of June 30, 2009 (523 shares) stated in said Quarterly Report from the total number of issued shares of Hitachi Information Systems as of June 30, 2009 (43,221,355 shares) stated in said Quarterly Report—as the denominator.

(Omitted)

(Reference) Outline of the Tender Offer

1. Name of the Target Company

Hitachi Information Systems, Ltd.

2. Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

3. Tender Offer Price

¥2,900 per share of common stock

4. Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
20,905,832 shares	— shares	— shares

Note: Please refer to “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Information Systems” released on July 28, 2009 and this news release for the details of the Tender Offer.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

•

This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

•

The Tender Offer is targeted at the common stock of Hitachi Information Systems, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as Hitachi is a company incorporated outside the U.S. and most of its officers are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi Amends “Hitachi to Commence Tender Offer for

the Shares of its Subsidiary, Hitachi Software Engineering”

Tokyo, August 19, 2009—Hitachi, Ltd. (NYSE: HIT / TSE: 6501 / “Hitachi”) announced its intention to acquire the common stock of Hitachi Software Engineering Co., Ltd. (TSE: 9694 / “Hitachi Software Engineering”), by way of a tender offer (the “Tender Offer”) on July 28, 2009, in “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Software Engineering.” In relation to this announcement, Hitachi today stated that it has amended certain contents of “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Software Engineering,” as described below, due to the submission of the First Quarterly Report of the 40th term dated August 7, 2009, by Hitachi Software Engineering, etc. For the outline of the Tender Offer, please refer to the Reference section at the end of this news release.

The amended parts are underlined. “Today” in the sentences before the amendments indicates July 28, 2009, whereas “today” in the sentences after the amendments indicates August 19, 2009.

1. Purpose of the Tender Offer

(3)	Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

1)	Acquisition of the valuation report on the equity value received from an independent third-party appraiser

(Before the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,650 represents a premium of 54.8% (rounded to the first decimal place) on the closing price of ¥1,712 of Hitachi Software Engineering shares on the First Section of the Tokyo Stock Exchange on July 24, 2009 (*). It also represents a premium of 56.9% (rounded to the first decimal place) on the simple average of ¥1,689 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past month (from June 25 to July 24, 2009) as well as a premium of 72.4% (rounded to the first decimal place) on the simple average of ¥1,537 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past three months (from April 27 to July 24, 2009) and a premium of 94.3% (rounded to the first decimal place) on the simple averages of ¥1,364 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26, 2009, to July 24, 2009).

(*)	The stock price of Hitachi Software Engineering rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(Omitted)

(After the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,650 represents a premium of 54.8% (rounded to the first decimal place) on the closing price of ¥1,712 of common stock of Hitachi Software Engineering on the First Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 56.9% (rounded to the first decimal place) on the simple average of ¥1,689 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past month (from June 25 to July 24, 2009) as well as a premium of 72.4% (rounded to the first decimal place) on the simple average of ¥1,537 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past three months (from April 27 to July 24, 2009) and a premium of 94.3% (rounded to the first decimal place) on the simple averages of ¥1,364 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26, 2009, to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Software Engineering rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Software Engineering rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥2,650 represents a premium of 0.6% (rounded to the first decimal place) on the closing price of ¥2,635 of common stock of Hitachi Software Engineering on the First Section of the Tokyo Stock Exchange today. It also represents a premium of 9.4% (rounded to the first decimal place) on the simple average of ¥2,422 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past one month (from July 21 to August 19, 2009) as well as a premium of 41.3% (rounded to the first decimal place) on the simple average of ¥1,875 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past three months (from May 20 to August 19, 2009) and a premium of 69.7% (rounded to the first decimal place) on the simple average of ¥1,562 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past six months (from February 20 to August 19, 2009).

(Omitted)

2. Outline of the Tender Offer and Other Information

(4)	Basis of Calculation of the Tender Offer Price

1)	Basis of Calculation

(Before the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,650 represents a premium of 54.8% (rounded to the first decimal place) on the closing price of ¥1,712 of common stock of Hitachi Software Engineering on the First Section of the Tokyo Stock Exchange on July 24, 2009 (*). It also represents a premium of 56.9% (rounded to the first decimal place) on the simple average of ¥1,689 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past month (from June 25 to July 24, 2009), a premium of 72.4% (rounded to the first decimal place) on the simple average of ¥1,537 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past three months (from April 27 to July 24, 2009) and a premium of 94.3% (rounded to the first decimal place) on the simple average of ¥1,364 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Software Engineering rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(After the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,650 represents a premium of 54.8% (rounded to the first decimal place) on the closing price of ¥1,712 of common stock of Hitachi Software Engineering on the First Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 56.9% (rounded to the first decimal place) on the simple average of ¥1,689 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past month (from June 25 to July 24, 2009), a premium of 72.4% (rounded to the first decimal place) on the simple average of ¥1,537 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past three months (from April 27 to July 24, 2009) and a premium of 94.3% (rounded to the first decimal place) on the simple average of ¥1,364 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Software Engineering rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Software Engineering rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥2,650 represents a premium of 0.6% (rounded to the first decimal place) on the closing price of ¥2,635 of common stock of Hitachi Software Engineering on the First Section of the Tokyo Stock Exchange today. It also represents a premium of 9.4% (rounded to the first decimal place) on the simple average of ¥2,422 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past one month (from July 21 to August 19, 2009) as well as a premium of 41.3% (rounded to the first decimal place) on the simple average of ¥1,875 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past three months (from May 20 to August 19, 2009) and a premium of 69.7% (rounded to the first decimal place) on the simple average of ¥1,562 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past six months (from February 20 to August 19, 2009).

2)	Background of the Valuation

(Before the Amendment)

(Omitted)

Under these circumstances, since early April 2009, Hitachi and Hitachi Software Engineering have worked together and continued to discuss and consider various measures for business structural reform with a goal of raising their respective enterprise values. As a result, Hitachi and Hitachi Software Engineering have determined that strengthening the collaboration between Hitachi Software Engineering and the Hitachi Group and promoting the integration of the information telecommunication systems businesses in the Hitachi Group could be reinforced by establishing a closer capital relationship between both corporations, and thereby:

1)	Hitachi Software Engineering, as a core company in the Hitachi Group, will be able to reinforce its response capabilities to big accounts, expand businesses for leading medium-sized enterprises, and enhance the development of products & packages of market needs, and strengthen its abilities to develop business foundations for products & packages and the development of high-quality basic software and embedded software;

2)	Hitachi Software Engineering will be able to strengthen its earning power by utilizing the Hitachi Group’s human resources, sales and marketing and technological capabilities;

3)	Hitachi Software Engineering will be able to further expand its global businesses through the active utilization of the Hitachi Group’s overseas sales and marketing strengths; and

4)	The social innovation business on which the Hitachi Group focus its efforts will create and expand new business opportunities by swiftly conducting various developments required for the business expansion .

Hitachi and Hitachi Software Engineering have reached a conclusion that these effects will enhance the enterprise value of both companies, and to achieve the intended effects it is essential to make Hitachi Software Engineering a wholly owned subsidiary of Hitachi. Therefore, it was decided that Hitachi would conduct the Tender Offer, and the Tender Offer Price was determined in the following manner.

(Omitted)

(After the Amendment)

(Omitted)

Under these circumstances, since early April 2009, Hitachi and Hitachi Software Engineering have worked together and continued to discuss and consider various measures for business structural reform with a goal of raising their respective enterprise values. As a result, Hitachi and Hitachi Software Engineering have determined that strengthening the collaboration between Hitachi Software Engineering and the Hitachi Group and promoting the integration of the information telecommunication systems businesses in the Hitachi Group could be reinforced by establishing a closer capital relationship between both corporations, and thereby:

1)	Hitachi Software Engineering, as a core company in the Hitachi Group, will be able to reinforce its response capabilities to big accounts, expand businesses for leading medium-sized enterprises, and enhance the development of products & packages of market needs, and strengthen its abilities to develop business foundations for products & packages and the development of high-quality basic software and embedded software;

2)	Hitachi Software Engineering will be able to strengthen its earning power by utilizing the Hitachi Group’s human resources, sales and marketing and technological capabilities;

3)	Hitachi Software Engineering will be able to further expand its global businesses through the active utilization of the Hitachi Group’s overseas sales and marketing strengths; and

4)	The social innovation business on which the Hitachi Group focus its efforts will create and expand new business opportunities by swiftly conducting various developments required for the business expansion.

Hitachi and Hitachi Software Engineering have reached a conclusion that these effects will enhance the enterprise value of both companies and the Hitachi Group, and to achieve the intended effects it is essential to make Hitachi Software Engineering a wholly owned subsidiary of Hitachi. Therefore, it was decided that Hitachi would conduct the Tender Offer, and the Tender Offer Price was determined in the following manner.

(Omitted)

(5)	Number of Shares to Be Purchased

(Before the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
29,685,236 shares	— shares	— shares

(Omitted)

Notes:

4.	The maximum number of shares of Hitachi Software Engineering to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Software Engineering shares (29,685,236 shares) (the “Maximum Number of Shares to Be Purchased”) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (33,107,000 shares) and the number of shares of treasury stock held by Hitachi Software Engineering as of March 31, 2009 (1,687,145 shares), from the total number of issued shares of Hitachi Software Engineering as of March 31, 2009 (64,479,381 shares), which are stated in the securities report of the 39th term filed by Hitachi Software Engineering on June 26, 2009.

(After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
29,684,594 shares	— shares	— shares

(Omitted)

Notes:

4.	The maximum number of shares of Hitachi Software Engineering to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Software Engineering shares (29,684,594 shares) (the “Maximum Number of Shares to Be Purchased”) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (33,107,000 shares) and the number of shares of treasury stock held by Hitachi Software Engineering as of June 30, 2009 (1,687,787 shares), from the total number of issued shares of Hitachi Software Engineering as of June 30, 2009 (64,479,381 shares), which are stated in the First Quarterly Report of the 40th term filed by Hitachi Software Engineering on August 7, 2009.

(6)	Changes in the Shareholdings due to the Tender Offer

(Before the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	331,070 units	(Shareholdings immediately before the Tender Offer: 52.72%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: —%)

Number of voting rights represented by shares to be purchased by the Tender Offer	296,852 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	627,412 units

(Omitted)

Notes:

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties (the “Small-Scale Owners”) in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (29,685,236 shares).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Software Engineering as of March 31, 2009, which is stated in the securities report of the 39th term filed by Hitachi Software Engineering on June 26, 2009. Because all the shares issued by Hitachi Software Engineering (exclusive of treasury stock held by Hitachi Software Engineering) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” were calculated using the number of voting rights (627,922 units) relating to the number of shares of Hitachi Software Engineering (62,792,236 shares)—which corresponds to the number derived by deducting the number of its treasury stock as of March 31, 2009 (1,687,145 shares) from the total number of issued shares of Hitachi Software Engineering as of March 31, 2009 (64,479,381 shares) stated in said securities report—as the denominator.

(Omitted)

(After the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	331,070 units	(Shareholdings immediately before the Tender Offer: 52.77%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: —%)

Number of voting rights represented by shares to be purchased by the Tender Offer	296,845 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	627,412 units

(Omitted)

Notes:

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties (the “Small-Scale Owners”) in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (29,684,594 shares).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Software Engineering as of June 30, 2009, which is stated in the First Quarterly Report of the 40th term filed by Hitachi Software Engineering on August 7, 2009. Because all the shares issued by Hitachi Software Engineering (exclusive of treasury stock held by Hitachi Software Engineering) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” were calculated using the number of voting rights (627,915 units) relating to the number of shares of Hitachi Software Engineering (62,791,594 shares)—which corresponds to the number derived by deducting the number of its treasury stock as of June 30, 2009 (1,687,787 shares) from the total number of issued shares of Hitachi Software Engineering as of June 30, 2009 (64,479,381 shares) stated in said Quarterly Report —as the denominator.

(Omitted)

(7)	Tender Offer Cost

(Before the Amendment)

¥78,666 million

Note: The Tender Offer Cost is calculated by multiplying 29,685,236 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥2,650.

(After the Amendment)

¥78,664 million

Note: The Tender Offer Cost is calculated by multiplying 29,684,594 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥2,650.

(Reference) Outline of the Tender Offer

1. Name of the Target Company

Hitachi Software Engineering Co., Ltd.

2. Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

3. Tender Offer Price

¥2,650 per share of common stock

4. Number of Shares to Be Purchased (After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
29,684,594 shares	— shares	— shares

Note: Please refer to “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Software Engineering” released on July 28, 2009 and this news release for the details of the Tender Offer.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

•

This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

•

The Tender Offer is targeted at the common stock of Hitachi Software Engineering, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated there under are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as the Tender Offeror is a company incorporated outside the U.S. and most officers of the Tender Offeror are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi Amends “Hitachi to Commence Tender Offer for

the Shares of its Subsidiary, Hitachi Systems & Services”

Tokyo, August 19, 2009—Hitachi, Ltd. (NYSE: HIT/TSE: 6501/“Hitachi”) announced its intention to acquire the common stock of Hitachi Systems & Services, Ltd. (TSE:3735/“Hitachi Systems & Services”), by way of a tender offer (the “Tender Offer”) on July 28, 2009, in “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Systems & Services.” In relation to this announcement, Hitachi today stated that it has amended certain contents of “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Systems & Services,” as described below, due to the submission of the First Quarterly Report of the 32nd term dated August 13, 2009, by Hitachi Systems & Services, etc. For the outline of the Tender Offer, please refer to the Reference section at the end of this news release.

The amended parts are underlined. “Today” in the sentences before the amendments indicates July 28, 2009, whereas “today” in the sentences after the amendments indicates August 19, 2009.

1. Purpose of the Tender Offer

(3)	Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

1)	Acquisition of the valuation report on the equity value from an independent third-party appraiser

(Before the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,150 represents a premium of 64.1% (rounded to the first decimal place) on the closing price of ¥1,310 of common stock of Hitachi Systems & Services on the Second Section of the Tokyo Stock Exchange on July 24, 2009 (*). It also represents a premium of 61.8% (rounded to the first decimal place) on the simple average of ¥1,329 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past month (from June 25 to July 24, 2009), a premium of 75.2% (rounded to the first decimal place) on the simple average of ¥1,227 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past three months (from April 27 to July 24, 2009), and a premium of 104.2% (rounded to the first decimal place) on the simple average of ¥1,053 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Systems & Services rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(Omitted)

(After the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,150 represents a premium of 64.1% (rounded to the first decimal place) on the closing price of ¥1,310 of common stock of Hitachi Systems & Services on the Second Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 61.8% (rounded to the first decimal place) on the simple average of ¥1,329 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past month (from June 25 to July 24, 2009), a premium of 75.2% (rounded to the first decimal place) on the simple average of ¥1,227 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past three months (from April 27 to July 24, 2009), and a premium of 104.2% (rounded to the first decimal place) on the simple average of ¥1,053 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Systems & Services rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Systems & Services rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥2,150 represents a premium of 0.2% (rounded to the first decimal place) on the closing price of ¥2,145 of common stock of Hitachi Systems & Services on the Second Section of the Tokyo Stock Exchange today. It also represents a premium of 10.4% (rounded to the first decimal place) on the simple average of ¥1,947 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past one month (from July 21 to August 19, 2009), a premium of 43.0% (rounded to the first decimal place) on the simple average of ¥1,504 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past three months (from May 20 to August 19, 2009), and a premium of 76.1% (rounded to the first decimal place) on the simple average of ¥1,221 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past six months (from February 20 to August 19, 2009).

(Omitted)

2. Outline of the Tender Offer and Other Information

(4)	Basis of Calculation of the Tender Offer Price

1)	Basis of Calculation

(Before the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,150 represents a premium of 64.1% (rounded to the first decimal place) on the closing price of ¥1,310 of common stock of Hitachi Systems & Services on the Second Section of the Tokyo Stock Exchange on July 24, 2009(*). It also represents a premium of 61.8% (rounded to the first decimal place) on the simple average of ¥1,329 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past month (from June 25 to July 24, 2009), a premium of 75.2% (rounded to the first decimal place) on the simple average of ¥1,227 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past three months (from April 27 to July 24, 2009), and a premium of 104.2% (rounded to the first decimal place) on the simple average of ¥1,053 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Systems & Services rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(After the Amendment)

(Omitted)

The Tender Offer Price per share of ¥2,150 represents a premium of 64.1% (rounded to the first decimal place) on the closing price of ¥1,310 of common stock of Hitachi Systems & Services on the Second Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 61.8% (rounded to the first decimal place) on the simple average of ¥1,329 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past month (from June 25 to July 24, 2009), a premium of 75.2% (rounded to the first decimal place) on the simple average of ¥1,227 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past three months (from April 27 to July 24, 2009), and a premium of 104.2% (rounded to the first decimal place) on the simple average of ¥1,053 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Systems & Services rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Systems & Services rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥2,150 represents a premium of 0.2% (rounded to the first decimal place) on the closing price of ¥2,145 of common stock of Hitachi Systems & Services on the Second Section of the Tokyo Stock Exchange today. It also represents a premium of 10.4% (rounded to the first decimal place) on the simple average of ¥1,947 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past one month (from July 21 to August 19, 2009), a premium of 43.0% (rounded to the first decimal place) on the simple average of ¥1,504 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past three months (from May 20 to August 19, 2009), and a premium of 76.1% (rounded to the first decimal place) on the simple average of ¥1,221 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past six months (from February 20 to August 19, 2009).

(5)	Number of Shares to Be Purchased

(Before the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
12,199,822 shares	— shares	— shares

(Omitted)

Notes:

4.	The maximum number of shares of Hitachi Systems & Services to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Systems & Services shares (12,199,822 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (12,800,000 shares) and the number of shares of treasury stock held by Hitachi Systems & Services as of March 31, 2009 (178 shares), from the total number of issued shares of Hitachi Systems & Services as of March 31, 2009 (25,000,000 shares), which are stated in the securities report of the 31st term filed by Hitachi Systems & Services on June 19, 2009.

(After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
12,199,774 shares	— shares	— shares

(Omitted)

Notes:

4.	The maximum number of shares of Hitachi Systems & Services to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Systems & Services shares (12,199,774 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (12,800,000 shares) and the number of shares of treasury stock held by Hitachi Systems & Services as of June 30, 2009 (226 shares), from the total number of issued shares of Hitachi Systems & Services as of June 30, 2009 (25,000,000 shares), which are stated in the First Quarterly Report of the 32nd term filed by Hitachi Systems & Services on August 13, 2009.

(6)	Changes in the Shareholdings due to the Tender Offer

(Before the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	128,000 units	(Shareholdings immediately before the Tender Offer: 51.20%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares to be purchased by the Tender Offer	121,998 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	249,981 units

(Omitted)

Notes:

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (12,199,822 shares).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in Hitachi Systems & Services” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Systems & Services as of March 31, 2009, which is stated in the securities report of the 31st term filed by Hitachi Systems & Services on June 19, 2009. Because all the shares issued by Hitachi Systems & Services (exclusive of treasury stock held by Hitachi Systems & Services) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (249,998 units) relating to the number of shares of Hitachi Systems & Services (24,999,822 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Systems & Services (178 shares) stated in said securities report from the total number of issued shares of Hitachi Systems & Services as of March 31, 2009 (25,000,000 shares) stated in said securities report—as the denominator.

(Omitted)

(After the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	128,000 units	(Shareholdings immediately before the Tender Offer: 51.20%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: —%)

Number of voting rights represented by shares to be purchased by the Tender Offer	121,997 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	249,980 units

(Omitted)

Notes:

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (12,199,774 shares).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in Hitachi Systems & Services” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Systems & Services as of June 30, 2009, which is stated in the First Quarterly Report of 32nd term filed by Hitachi Systems & Services on August 13, 2009. Because all the shares issued by Hitachi Systems & Services (exclusive of treasury stock held by Hitachi Systems & Services) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (249,997 units) relating to the number of shares of Hitachi Systems & Services (24,999,774 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Systems & Services (226 shares) stated in said Quarterly Report from the total number of issued shares of Hitachi Systems & Services as of June 30, 2009 (25,000,000 shares) stated in said Quarterly Report—as the denominator.

(Omitted)

(7)	Tender Offer Cost

(Before the Amendment)

¥26,230 million

Note: The Tender Offer Cost is calculated by multiplying 12,199,822 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥2,150.

(After the Amendment)

¥26,230 million

Note: The Tender Offer Cost is calculated by multiplying 12,199,774 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥2,150.

(Reference) Outline of the Tender Offer

1. Name of the Target Company

Hitachi Systems & Services, Ltd.

2. Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

3. Tender Offer Price

¥2,150 per share of common stock

4. Number of Shares to Be Purchased (After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
12,199,774 shares	— shares	— shares

Note: Please refer to “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Systems & Services” released on July 28, 2009 and this news release for the details of the Tender Offer.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

•

This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

•

The Tender Offer is targeted at the common stock of Hitachi Systems & Services, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as Hitachi is a company incorporated outside the U.S. and most officers of Hitachi are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi Amends “Hitachi to Commence Tender Offer for

the Shares etc. of its Subsidiary, Hitachi Plant Technologies”

Tokyo, August 19, 2009—Hitachi, Ltd. (NYSE: HIT/TSE: 6501 “Hitachi”) announced its intention to acquire the common stock and stock acquisition rights of Hitachi Plant Technologies, Ltd. (TSE: 1970 “Hitachi Plant Technologies”), by way of a tender offer (the “Tender Offer”) on July 28, 2009, in “Hitachi to Commence Tender Offer for the Shares etc. of its Subsidiary, Hitachi Plant Technologies.” In relation to this announcement, Hitachi today stated that it has amended certain contents of “Hitachi to Commence Tender Offer for the Shares etc. of its Subsidiary, Hitachi Plant Technologies,” as described below, due to the submission of the First Quarterly Report of the 115th term dated August 7, 2009 and the release of “Announcement of Amendment to the Forecast of the Year-End Dividend for the Year Ending on March 31, 2010” as of today, etc. by Hitachi Plant Technologies. For the “Outline of the Tender Offer,” please refer to the Reference section at the end of this news release.

The amended parts are underlined. “Today” in the sentences before the amendments indicates July 28, 2009, whereas “Today” in the sentences after the amendments indicates August 19, 2009.

1. Purpose of the Tender Offer

(2)	Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer

(Before the Amendment)

(Omitted)

Even after making Hitachi Plant Technologies a wholly owned subsidiary, Hitachi intends to reinforce the businesses of Hitachi Plant Technologies by paying attention to its business features and the management that can fully utilize the operational and structural strengths.

(After the Amendment)

(Omitted)

Even after making Hitachi Plant Technologies a wholly owned subsidiary, Hitachi intends to reinforce the businesses of Hitachi Plant Technologies by paying attention to its business features and the management that can fully utilize the operational and structural strengths.

Furthermore, according to the “Announcement of Revised Forecast of the Year-end Dividend for the Year Ending on March 31, 2010” as of today by Hitachi Plant Technologies, at a meeting of Hitachi Plant Technologies’ Board of Directors held today, it resolved not to distribute the year-end dividend for the year ending on March 31, 2010 in case this Tender Offer is completed and Hitachi making Hitachi Plant Technologies a wholly owned subsidiary effect on or after April 1, 2010. According to the “Announcement of Revised Forecast of the Year-end Dividend for the Year Ending on March 31, 2010” as of today, Hitachi Plant Technologies made such resolution because the difference in the economic effect might be produced between the shareholders who subscribe to the Tender Offer and those who do not subscribe if Hitachi Plant Technologies distributes the year-end dividend with the record date being March 31, 2010 in case this Tender Offer is completed and Hitachi making Hitachi Plant Technologies a wholly owned subsidiary effect on or after April 1, 2010.

(3)	Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

(Before the Amendment)

(Omitted)

The Tender Offer Price per share of ¥610 represents a premium of 29.8% (rounded to the first decimal place) on the closing price of ¥470 of common stock of Hitachi Plant Technologies on the First Section of the Tokyo Stock Exchange on July 24, 2009. (*) It also represents a premium of 32.3% (rounded to the first decimal place) on the simple average of ¥461 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past one month (from June 25 to July 24, 2009), a premium of 33.2% (rounded to the first decimal place) on the simple average of ¥458 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past three months (from April 27 to July 24, 2009), and a premium of 62.2% (rounded to the first decimal place) on the simple average of ¥376 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Plant Technologies rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(Omitted)

(After the Amendment)

(Omitted)

The Tender Offer Price per share of ¥610 represents a premium of 29.8% (rounded to the first decimal place) on the closing price of ¥470 of common stock of Hitachi Plant Technologies on the First Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 32.3% (rounded to the first decimal place) on the simple average of ¥461 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past one month (from June 25 to July 24, 2009), a premium of 33.2% (rounded to the first decimal place) on the simple average of ¥458 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past three months (from April 27 to July 24, 2009), and a premium of 62.2% (rounded to the first decimal place) on the simple average of ¥376 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Plant Technologies rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Plant Technologies rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥610 represents a premium of 0.7% (rounded to the first decimal place) on the closing share price of ¥606 of the common stock of Hitachi Plant Technologies on the First Section of the Tokyo Stock Exchange today. It also represents a premium of 5.4% (rounded to the first decimal place) on the simple average of ¥579 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Plant Technologies for the past one month (from July 21 to August 19, 2009), a premium of 20.3% (rounded to the first decimal place) on the simple average of ¥507 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Plant Technologies for the past three months (from May 20 to August 19, 2009), and a premium of 45.2% (rounded to the first decimal place) on the simple average of ¥420 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Plant Technologies for the past six months (from February 20 to August 19, 2009).

(Omitted)

2. Outline of the Tender Offer and Other Information

(4)	Basis of Calculation of the Tender Offer Price

1)	Basis of Calculation

(i)	Common Stock

(Before the Amendment)

(Omitted)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Plant Technologies would accept the Tender Offer; the market share price trend of Hitachi Plant Technologies’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Plant Technologies, the final Tender Offer Price was determined at ¥610 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥610 represents a premium of 29.8% (rounded to the first decimal place) on the closing price of ¥470 of common stock of Hitachi Plant Technologies on the First Section of the Tokyo Stock Exchange on July 24, 2009. (*) It also represents a premium of 32.3% (rounded to the first decimal place) on the simple average of ¥461 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past one month (from June 25 to July 24, 2009), a premium of 33.2% (rounded to the first decimal place) on the simple average of ¥458 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past three months (from April 27 to July 24, 2009), and a premium of 62.2% (rounded to the first decimal place) on the simple average of ¥376 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Plant Technologies rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(After the Amendment)

(Omitted)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Plant Technologies would accept the Tender Offer; the market share price trend of Hitachi Plant Technologies’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Plant Technologies, the final Tender Offer Price was determined at ¥610 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥610 represents a premium of 29.8% (rounded to the first decimal place) on the closing price of ¥470 of common stock of Hitachi Plant Technologies on the First Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 32.3% (rounded to the first decimal place) on the simple average of ¥461 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past one month (from June 25 to July 24, 2009), a premium of 33.2% (rounded to the first decimal place) on the simple average of ¥458 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past three months (from April 27 to July 24, 2009), and a premium of 62.2% (rounded to the first decimal place) on the simple average of ¥376 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Plant Technologies rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Plant Technologies rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥610 represents a premium of 0.7% (rounded to the first decimal place) on the closing share price of ¥606 of the common stock of Hitachi Plant Technologies on the First Section of the Tokyo Stock Exchange today. It also represents a premium of 5.4% (rounded to the first decimal place) on the simple average of ¥579 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Plant Technologies for the past one month (from July 21 to August 19, 2009), a premium of 20.3% (rounded to the first decimal place) on the simple average of ¥507 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Plant Technologies for the past three months (from May 20 to August 19, 2009), and a premium of 45.2% (rounded to the first decimal place) on the simple average of ¥420 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Plant Technologies for the past six months (from February 20 to August 19, 2009).

(5)	Number of Shares to Be Purchased

(Before the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
63,121,235 shares	— shares	— shares

(Omitted)

Notes:

4.	The maximum number of shares of Hitachi Plant Technologies to be acquired by Hitachi through the Tender Offer (in terms of shares) is stated in the “Number of Shares to be Purchased.” This number indicates the Hitachi Plant Technologies shares (63,121,235 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (133,276,584 shares) and the number of shares of treasury stock held by Hitachi Plant Technologies as of March 31, 2009 (1,056,079 shares), from the sum of the total number of issued shares of Hitachi Plant Technologies as of March 31, 2009 (195,590,898 shares), which are stated in the securities report of the 114th term filed by Hitachi Plant Technologies on June 24, 2009, and the number of Hitachi Plant Technologies shares (1,863,000 shares), which is stated in said report as the objective being subject to the Stock Acquisition Rights that existed as of March 31, 2009 (inclusive of the shares having been issued or transferred as a result of the exercise of the Stock Acquisition Rights on and after March 31, 2009, by the date hereof).

(Omitted)

(After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
63,145,746 shares	— shares	— shares

(Omitted)

Notes:

4.	The maximum number of shares of Hitachi Plant Technologies to be acquired by Hitachi through the Tender Offer (in terms of shares) is stated in the “Number of Shares to be Purchased.” This number indicates the Hitachi Plant Technologies shares (63,145,746 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (133,276,584 shares) and the number of shares of treasury stock held by Hitachi Plant Technologies as of June 30, 2009 (1,031,568 shares, which is stated in the closing of accounts information for the first quarter for the year ending March 31, 2010, released on July 28, 2009. Because the number of shares of treasury stock above as of June 30, 2009, is stated only in thousands in the Quarterly Report, the number of shares of treasury stock held by Hitachi Plant Technologies as of the same date, or 1,031,568 shares, in the above closing of accounts information for the First Quarter is herein adopted), from the sum of the total number of issued shares of Hitachi Plant Technologies as of June 30, 2009 (195,590,898 shares), which are stated in the First Quarterly Report of the 115th term filed by Hitachi Plant Technologies on August 7, 2009, and the number of Hitachi Plant Technologies shares (1,863,000 shares), which is stated in said Quarterly Report as the objective being subject to the Stock Acquisition Rights that existed as of June 30, 2009 (inclusive of the shares having been issued or transferred as a result of the exercise of the Stock Acquisition Rights on and after June 30, 2009, by the date hereof).

(Omitted)

(6)	Changes in the Shareholdings due to the Tender Offer

(Before the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	133,276 units	(Shareholdings immediately before the Tender Offer: 69.07%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	780 units	(Shareholdings immediately before the Tender Offer: 0.40%)

Number of voting rights represented by shares to be purchased by the Tender Offer	63,121 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	192,965 units

(Omitted)

Notes:

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (63,121,235 shares).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in the Target Company” (1,000 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Plant Technologies as of March 31, 2009, which is stated in the securities report of the 114th term filed by Hitachi Plant Technologies on June 24, 2009. Because Hitachi has not set the maximum limit to the number of shares to be purchased in the Tender Offer, and all the shares issued by Hitachi Plant Technologies (exclusive of treasury stock held by Hitachi Plant Technologies but inclusive of Hitachi Plant Technologies shares that may be issued or transferred as a result of the Stock Acquisition Rights exercised by the last date of the Tender Offer Period) and the Stock Acquisition Rights are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (196,397 units) for the number of shares of Hitachi Plant Technologies (196,397,819 shares)—which corresponds to the number obtained by adding the number of Hitachi Plant Technologies shares subject to the Stock Acquisition Rights as of March 31, 2009 as stated in said securities report (inclusive of the shares of Hitachi Plant Technologies issued or transferred as a result of the Stock Acquisition Rights exercised by today after March 31, 2009) (1,863,000 shares) to the total number of issued shares of Hitachi Plant Technologies as of March 31, 2009 stated in said securities report (195,590,898 shares) and subtracting the number of shares of treasury stock held by Hitachi Plant Technologies as of March 31, 2009 as stated in said securities report (1,056,079 shares) —as the denominator.

(Omitted)

(After the Amendment)

(Omitted)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	133,276 units	(Shareholdings immediately before the Tender Offer: 69.07%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	1,107 units	(Shareholdings immediately before the Tender Offer: 0.40%)

Number of voting rights represented by shares to be purchased by the Tender Offer	63,145 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	192,965 units

(Omitted)

Notes:

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (63,145,746 shares).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in the Target Company” (1,000 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Plant Technologies as of March 31, 2009, which is stated in the First Quarterly Report of the 115th term filed by Hitachi Plant Technologies on August 7, 2009. Because Hitachi has not set the maximum limit to the number of shares to be purchased in the Tender Offer, and all the shares issued by Hitachi Plant Technologies (exclusive of treasury stock held by Hitachi Plant Technologies but inclusive of Hitachi Plant Technologies shares that may be issued or transferred as a result of the Stock Acquisition Rights exercised by the last date of the Tender Offer Period) and the Stock Acquisition Rights are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (196,422 units) for the number of shares of Hitachi Plant Technologies (196,422,330 shares)—which corresponds to the number obtained by adding the number of Hitachi Plant Technologies shares subject to the Stock Acquisition Rights as of June 30, 2009 as stated in said Quarterly Report (inclusive of the shares of Hitachi Plant Technologies issued or transferred as a result of the Stock Acquisition Rights exercised by today after June 30, 2009) (1,863,000 shares) to the total number of issued shares of Hitachi Plant Technologies as of June 30, 2009 stated in said Quarterly Report (195,590,898 shares) and subtracting the number of shares of treasury stock held by Hitachi Plant Technologies as of June 30, 2009 as stated in said Quarterly Report (1,031,568 shares, which is stated in the closing of accounts information for the first quarter for the year ending March 31, 2010, released on July 28, 2009; Because the number of shares of treasury stock held by Hitachi Plant Technologies as of June 30, 2009 is stated only in thousands in the above Quarterly Report, the number of shares of treasury stock held by Hitachi Plant Technologies as of the same date, or 1,031,568 shares, which is stated in the above closing of accounts information for the First Quarter is herein adopted) —as the denominator.

(Omitted)

(7)	Tender Offer Cost

(Before the Amendment)

¥38,504 million

Note: The Tender Offer Cost is calculated by multiplying 63,121,235 shares by the Tender Offer Price per share of ¥610, based on the assumption that all of the tendered shares are common stock.

(After the Amendment)

¥38,519 million

Note: The Tender Offer Cost is calculated by multiplying 63,145,746 shares by the Tender Offer Price per share of ¥610, based on the assumption that all of the tendered shares are common stock.

4. Other Information

(2)	Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

(Before the Amendment)

Hitachi Plant Technologies publicly announced its closing of accounts information for the first quarter of the 115th fiscal term at the Tokyo Stock Exchange and the Osaka Securities Exchange today. A summary of Hitachi Plant Technologies’ consolidated operating results and other financial information based on this release is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Plant Technologies, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

(Omitted)

(After the Amendment)

1)	Hitachi Plant Technologies publicly announced its closing of accounts information for the first quarter of the 115th fiscal term at the Tokyo Stock Exchange and the Osaka Securities Exchange today. A summary of Hitachi Plant Technologies’ consolidated operating results and other financial information based on this release is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Plant Technologies, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

(Omitted)

2)	Furthermore, according to the “Announcement of Revised Forecast of the Year-end Dividend for the Year Ending on March 31, 2010” as of today by Hitachi Plant Technologies, at a meeting of Hitachi Plant Technologies’ Board of Directors held today, it resolved not to distribute the year-end dividend for the year ending on March 31, 2010 in case this Tender Offer is completed and Hitachi making Hitachi Plant Technologies a wholly owned subsidiary effect on or after April 1, 2010. According to the “Announcement of Revised Forecast of the Year-end Dividend for the Year Ending on March 31, 2010” as of today, Hitachi Plant Technologies made such resolution because the difference in the economic effect might be produced between the shareholders who subscribe to the Tender Offer and those who do not subscribe if Hitachi Plant Technologies distributes the year-end dividend with the record date being March 31, 2010 in case this Tender Offer is completed and Hitachi making Hitachi Plant Technologies a wholly owned subsidiary effect on or after April 1, 2010.

(Reference) Outline of the Tender Offer

1. Name of the Target Company

Hitachi Plant Technologies, Ltd.

2. Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

3. Tender Offer Price

1)	¥610 per share of common stock

2)	¥1 per right of 3rd Stock Acquisition Rights

¥1 per right of FY2006 Stock Acquisition Rights

4. Number of Shares to Be Purchased (After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
63,145,746 shares	— shares	— shares

Note: Please refer to “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Plant Technologies” released on July 28, 2009 and this news release for the details of the Tender Offer.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

•

This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

•

The Tender Offer is targeted at the common stock of Hitachi Plant Technologies, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as Hitachi is a company incorporated outside the U.S. and most officers of Hitachi are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi Amends “Hitachi to Commence Tender Offer for

the Shares of its Subsidiary, Hitachi Maxell”

Tokyo, August 19, 2009— Hitachi, Ltd. (NYSE: HIT/TSE: 6501 “Hitachi”) announced its intention to acquire the common stock of Hitachi Maxell, Ltd. (Yoshito Tsunoda, President and Chief Executive Officer/TSE: 6810 “Hitachi Maxell”), by way of a tender offer (the “Tender Offer”) on July 28, 2009, in “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell.” In relation to this announcement, Hitachi today stated that it has amended certain contents of “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell,” as described below, due to the submission of the First Quarterly Report of the 64th term dated August 6, 2009 and the release of the “Announcement of Dividend of Surplus” as of today .etc, by Hitachi Maxell. For the “Outline of the Tender Offer,” please refer to the Reference section at the end of this news release.

The amended parts are underlined. “Today” in the sentences before the amendments indicates July 28, 2009, whereas “Today” in the sentences after the amendments indicates August 19, 2009.

1. Purpose of the Tender Offer

(2)	Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer

(Before the Amendment)

(Omitted)

Specifically, with regard to computer tapes and video tapes for broadcasting, for which Hitachi Maxell holds high market shares, and storage and broadcasting and telecommunications equipment, on which Hitachi’s Information & Telecommunication Systems Group has been focusing, equipment and media has been developed at separate companies. In the future, however, Hitachi can expect faster product development and the acquisition of more customers through the collaboration between Hitachi Maxell and Hitachi, harnessing each company’s specialties and converging the development resources of both companies. It will also become possible to offer increasingly valuable and optimal solutions to customers. With regard to camera lens and optical pickup lens, which are mainstay products in the optical components business on which Hitachi Maxell is focusing, such as the lens for finger vein authentication systems, monitoring camera systems for crime prevention, in-vehicle cameras and BD/DVD/CD all-compatible drives that the Hitachi Group has commercialized, cooperation from the development stage will make it possible to differentiate them from other companies’ products and reinforce product competitiveness. Furthermore, as for adhesive tapes and adhesion technology in Hitachi Maxell’s Functional Materials & Components business, further reinforcement of competitiveness can be expected in the automobile and electronics fields developed by the Hitachi Group. In the medical field as well, synergies and the exploration of new markets can be expected, with such medical equipment as blood measurement devices and biomaterials and components such as bio-beads for DNA analysis. In addition, by optimizing the “Maxell” brand and sales channel that Hitachi Maxell has nurtured worldwide, significant reinforcement of Hitachi’s consumer products sales capability can be expected.

(Omitted)

Hitachi believes that the reinforcement of Hitachi Maxell’s business base and management base by such a strong relationship will lead to the improvement of the enterprise value of Hitachi Maxell and the entire Hitachi Group.

(After the Amendment)

(Omitted)

Specifically, with regard to computer tapes and video tapes for broadcasting, for which Hitachi Maxell holds high market shares, and storage and broadcasting and telecommunications equipment, on which Hitachi’s Information & Telecommunication Systems Group has been focusing, equipment and media has been developed at separate companies. In the future, however, Hitachi can expect faster product development and the acquisition of more customers through the collaboration between Hitachi Maxell and Hitachi, harnessing each company’s specialties and converging the development resources of both companies. It will also become possible to offer increasingly valuable and optimal solutions to customers. With regard to camera lens and optical pickup lens, which are mainstay products in the optical components business on which Hitachi Maxell is focusing, such as the lens for finger vein authentication systems, monitoring camera systems for crime prevention, in-vehicle cameras and BD/DVD/CD all-compatible drives that the Hitachi Group has commercialized, cooperation from the development stage will make it possible to differentiate them from other companies’ products and reinforce product competitiveness. Furthermore, as for adhesive tapes and adhesion technology in Hitachi Maxell’s Functional Materials & Components business, further reinforcement of competitiveness can be expected in the automobile and electronics fields developed by the Hitachi Group. In the medical field as well, synergies and the exploration of new markets can be expected, with such medical equipment as blood measurement devices and biomaterials and components such as bio-beads for DNA analysis. In addition, by optimizing the “Maxell” brand and sales channel that Hitachi Maxell has nurtured worldwide, significant reinforcement of Hitachi Group’s consumer products sales capability can be expected.

(Omitted)

Hitachi believes that the reinforcement of Hitachi Maxell’s business base and management base by such a strong relationship will lead to the improvement of the enterprise value of Hitachi Maxell and the entire Hitachi Group.

Furthermore, according to the “Announcement of Dividend of Surplus” as of today by Hitachi Maxell, at a meeting of Hitachi Maxell’s Board of Directors held today, it resolved not to distribute the year-end dividend for the year ending on March 31, 2010 in case this Tender Offer is completed and Hitachi making Hitachi Maxell a wholly owned subsidiary effect on or after April 1, 2010. According to the “Announcement of Dividend of Surplus” as of today, Hitachi Maxell made such resolution because the difference in the economic effect might be produced between the shareholders who subscribe to the Tender Offer and those who do not subscribe if Hitachi Maxell distributes the year-end dividend with the record date being March 31, 2010 in case this Tender Offer is completed and Hitachi making Hitachi Maxell a wholly owned subsidiary effect on or after April 1, 2010.

(3)	Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

(Before the Amendment)

(Omitted)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Maxell would accept the Tender Offer; the market share price trend of Hitachi Maxell’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Maxell, the final Tender Offer Price was determined at ¥1,740 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥1,740 represents a premium of 43.3% (rounded to the first decimal place) on the closing price of ¥1,214 of common stock of Hitachi Maxell on the First Section of the Tokyo Stock Exchange on July 24, 2009(*). It also represents a premium of 48.6% (rounded to the first decimal place) on the simple average of ¥1,171 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past month (from June 25 to July 24, 2009), a premium of 57.6% (rounded to the first decimal place) on the simple average of ¥1,104 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past three months (from April 27 to July 24, 2009), and a premium of 89.1% (rounded to the first decimal place) on the simple average of ¥920 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Maxell rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(Omitted)

(After the Amendment)

(Omitted)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Maxell would accept the Tender Offer; the market share price trend of Hitachi Maxell’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Maxell, the final Tender Offer Price was determined at ¥1,740 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥1,740 represents a premium of 43.3% (rounded to the first decimal place) on the closing price of ¥1,214 of common stock of Hitachi Maxell on the First Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 48.6% (rounded to the first decimal place) on the simple average of ¥1,171 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past month (from June 25 to July 24, 2009), a premium of 57.6% (rounded to the first decimal place) on the simple average of ¥1,104 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past three months (from April 27 to July 24, 2009), and a premium of 89.1% (rounded to the first decimal place) on the simple average of ¥920 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Maxell rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2.	The stock price of Hitachi Maxell rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥1,740 represents a premium of 0.7% (rounded to the first decimal place) on the closing price of ¥1,728 of the common stock of Hitachi Maxell on the First Section of the Tokyo Stock Exchange today. It also represents a premium of 8.1% (rounded to the first decimal place) on the simple average of ¥1,610 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Maxell for the past one month (from July 21 to August 19, 2009), a premium of 34.6% (rounded to the first decimal place) on the simple average of ¥1,293 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Maxell for the past three months (from May 20 to August 19, 2009), and a premium of 64.3% (rounded to the first decimal place) on the simple average of ¥1,059 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Maxell for the past six months (from February 20 to August 19, 2009).

(Omitted)

2. Outline of the Tender Offer and Other Information

(4)	Basis of Calculation of the Tender Offer Price

1)	Basis of Calculation

(Before the Amendment)

(Omitted)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Maxell would accept the Tender Offer; the market share price trend of Hitachi Maxell’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Maxell, the final Tender Offer Price was determined at ¥1,740 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥1,740 represents a premium of 43.3% (rounded to the first decimal place) on the closing price of ¥1,214 of common stock of Hitachi Maxell on the First Section of the Tokyo Stock Exchange on July 24, 2009(*). It also represents a premium of 48.6% (rounded to the first decimal place) on the simple average of ¥1,171 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past month (from June 25 to July 24, 2009), a premium of 57.6% (rounded to the first decimal place) on the simple average of ¥1,104 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past three months (from April 27 to July 24, 2009), and a premium of 89.1% (rounded to the first decimal place) on the simple average of ¥920 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Maxell rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the calculation of the premium was made using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, the past three months and the past six months were made in the same manner.

(After the Amendment)

(Omitted)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Maxell would accept the Tender Offer; the market share price trend of Hitachi Maxell’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Maxell, the final Tender Offer Price was determined at ¥1,740 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥1,740 represents a premium of 43.3% (rounded to the first decimal place) on the closing price of ¥1,214 of common stock of Hitachi Maxell on the First Section of the Tokyo Stock Exchange on July 24, 2009 (Note 1). It also represents a premium of 48.6% (rounded to the first decimal place) on the simple average of ¥1,171 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past month (from June 25 to July 24, 2009), a premium of 57.6% (rounded to the first decimal place) on the simple average of ¥1,104 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past three months (from April 27 to July 24, 2009), and a premium of 89.1% (rounded to the first decimal place) on the simple average of ¥920 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past six months (from January 26 to July 24, 2009) (Note 2).

Notes:

1.	The stock price of Hitachi Maxell rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the calculation of the premium was made using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, the past three months and the past six months were made in the same manner.

2.	The stock price of Hitachi Maxell rose and continued to move at prices near the Tender Offer Price until today following the aforementioned news report regarding the business restructuring of the Hitachi Group on July 27, 2009, and the subsequent public announcement concerning the Tender Offer by Hitachi on July 28, 2009. Consequently, the Tender Offer Price per share of ¥1,740 represents a premium of 0.7% (rounded to the first decimal place) on the closing price of ¥1,728 of the common stock of Hitachi Maxell the First Section of the Tokyo Stock Exchange today. It also represents a premium of 8.1% (rounded to the first decimal place) on the simple average of ¥1,610 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Maxell for the past one month (from July 21 to August 19, 2009), a premium of 34.6% (rounded to the first decimal place) on the simple average of ¥1,293 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Maxell for the past three months (from May 20 to August 19, 2009), and a premium of 64.3% (rounded to the first decimal place) on the simple average of ¥1,059 (rounded to the nearest yen) of the closing share prices of the common stock of Hitachi Maxell for the past six months (from February 20 to August 19, 2009).

(5)	Number of Shares to Be Purchased

(Before the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
44,929,356 shares	— shares	— shares

(Omitted)

Notes:

4.	The maximum number of shares of Hitachi Maxell to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Maxell shares (44,929,356 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (51,132,131 shares) and the number of shares of treasury stock held by Hitachi Maxell as of March 31, 2009 (3,470,646 shares), from the total number of issued shares of Hitachi Maxell as of March 31, 2009 (99,532,133 shares), which are stated in the securities report of the 63rd term filed by Hitachi Maxell on June 26, 2009.

(After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
44,928,859 shares	— shares	— shares

(Omitted)

Notes:

4.	The maximum number of shares of Hitachi Maxell to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Maxell shares (44,928,859 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (51,132,131 shares) and the number of shares of treasury stock held by Hitachi Maxell as of June 30, 2009 (3,471,143 shares), from the total number of issued shares of Hitachi Maxell as of June 30, 2009 (99,532,133 shares), which are stated in the First Quarterly Report of the 64th term filed by Hitachi Maxell on August 6, 2009.

(6)	Changes in the Shareholdings due to the Tender Offer

(Before the Amendment)

Number of voting rights represented by shares held by Hitachi immediately before the Tender Offer	511,321 units	(Shareholdings immediately before the Tender Offer: 53.25%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: —%)

Number of voting rights represented by shares to be purchased by the Tender Offer	449,293 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in Hitachi Maxell	960,161 units

(Omitted)

Notes:

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendments thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (44,929,356 shares).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in Hitachi Maxell” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Maxell as of March 31, 2009, which are stated in the securities report of the 63rd term filed by Hitachi Maxell on June 26, 2009. Because all the shares issued by Hitachi Maxell (exclusive of its treasury stock) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (960,614 units) concerning shares of Hitachi Maxell (96,061,487 shares), which is derived by deducting the total number of shares of treasury stock held by Hitachi Maxell as of March 31, 2009 (3,470,646 shares), which are stated in said securities report, from the total number of issued shares as of March 31, 2009 (99,532,133 shares), which are stated in said securities report, as the denominator.

(Omitted)

(After the Amendment)

Number of voting rights represented by shares held by Hitachi immediately before the Tender Offer	511,321 units	(Shareholdings immediately before the Tender Offer: 53.25%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: —%)

Number of voting rights represented by shares to be purchased by the Tender Offer	449,288 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in Hitachi Maxell	960,161 units

(Omitted)

Notes:

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendments thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (44,928,859 shares).

(Omitted)

5.	The “Total number of voting rights held by all the shareholders in Hitachi Maxell” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Maxell as of March 31, 2009, which are stated in the First Quarterly Report of the 64th term filed by Hitachi Maxell on August 6, 2009. Because all the shares issued by Hitachi Maxell (exclusive of its treasury stock) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (960,609 units) concerning shares of Hitachi Maxell (96,060,990 shares), which is derived by deducting the total number of shares of treasury stock held by Hitachi Maxell as of June 30, 2009 (3,471,143 shares), which are stated in said Quarterly Report, from the total number of issued shares as of June 30, 2009 (99,532,133 shares), which are stated in said Quarterly Report, as the denominator.

(Omitted)

(7)	Tender Offer Cost

(Before the Amendment)

¥78,177 million

Note:	The Tender Offer Cost is calculated by multiplying 44,929,356 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥1,740.

(After the Amendment)

¥78,176 million

Note:	The Tender Offer Cost is calculated by multiplying 44,928,859 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥1,740.

4. Other Information

(2)	Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

(Before the Amendment)

(Omitted)

2)	Today Hitachi Maxell publicly announced the revised forecast of the year-end dividend, at the Tokyo Stock Exchange and the Osaka Securities Exchange. A summary of Hitachi Maxell’s announcement is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Maxell, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

(i) Reason of revision

According to Hitachi Maxell, Hitachi Maxell revised the forecast of the year-end dividend to be undetermined because the previous forecast may be changed due to today’s announcement relating to the tender offer for the shares of Hitachi Maxell by Hitachi, etc.

(ii) Content of revision

	Cash Dividend per share (yen)
Record Date	Second Quarter of 64th Business Period	End-of-term	Annual
Last Forecast announced April 27, 2009	10	10	20
Revision to outlook this time	10	Undetermined	Undetermined
Record	—	—	—
FY2008	10	10	20

(After the Amendment)

(Omitted)

2)	According to the “Announcement of Dividend of Surplus” as of today by Hitachi Maxell, at a meeting of Hitachi Maxell’s Board of Directors held today, it resolved not to distribute the year-end dividend for the year ending on March 31, 2010 in case this Tender Offer is completed and Hitachi making Hitachi Maxell a wholly owned subsidiary effect on or after April 1, 2010. According to the “Announcement of Dividend of Surplus” as of today, Hitachi Maxell made such resolution because the difference in the economic effect might be produced between the shareholders who subscribe to the Tender Offer and those who do not subscribe if Hitachi Maxell distributes the year-end dividend with the record date being March 31, 2010 in case this Tender Offer is completed and Hitachi making Hitachi Maxell a wholly owned subsidiary effect on or after April 1, 2010.

(Reference) Outline of the Tender Offer

1. Name of the Target Company

Hitachi Maxell, Ltd.

2. Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

3. Tender Offer Price

¥1,740 per share of common stock

4. Number of Shares to Be Purchased (After the Amendment)

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
44,928,859 shares	— shares	— shares

Note: Please refer to “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell” released on July 28, 2009 and this news release for the details of the Tender Offer.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

•

This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

•

The Tender Offer is targeted at the common stock of Hitachi Maxell, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as Hitachi is a company incorporated outside the U.S. and most officers of Hitachi are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

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